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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        -------------------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        -------------------------------

                             THE THOMSON CORPORATION

                         -----------------------------
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   884903 10 5
                                 (CUSIP Number)

                         -----------------------------


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [ ]   Rule 13d-1(b)

            [ ]   Rule 13d-1(c)

            [X]   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 884903 10 5                 13G/A                    PAGE 2 OF 6 PAGES

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

      Kenneth R. Thomson

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]
      (b) [X]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION


      Canadian

     NUMBER OF          5    SOLE VOTING POWER

      SHARES                 447,088,102

    BENEFICIALLY        6    SHARED VOTING POWER

      OWNED BY               0

       EACH             7    SOLE DISPOSITIVE POWER

     REPORTING               447,088,102

      PERSON            8    SHARED DISPOSITIVE POWER

       WITH                  0


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             447,088,102

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES  (See Instructions) [ ]


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             68.7%

12    TYPE OF REPORTING PERSON  (See Instructions)

             IN

                                                               PAGE 3 OF 6 PAGES

Item 1(a).     Name of Issuer:

               The Thomson Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               Metro Center
               One Station Place
               Stamford, Connecticut  06902

Item 2(a).     Name of Person Filing:

               Kenneth R. Thomson

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               65 Queen Street West
               24th Floor
               Toronto, Ontario
               M5H 2M8, Canada

Item 2(c).     Citizenship:

               Canadian

Item 2(d).     Title of Class of Securities:

               Common Shares

Item 2(e).     CUSIP Number:

               Common Shares:  884903 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable.

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Item 4.        Ownership.

               (a)      Amount Beneficially Owned:

                        447,088,102

               (b)      Percent of Class:

                        68.7%

               (c)      Number of shares as to which such person has:

                        (i)     sole power to vote or to direct the vote:

                                447,088,102

                        (ii)    shared power to vote or to direct the vote:

                                0

                        (iii) sole power to dispose or to direct the disposition of:

                                447,088,102

                        (iv) shared power to dispose or to direct the disposition of:

                                0

               The 447,088,102 common shares reported as beneficially owned by Mr. Thomson are beneficially owned by Mr. Thomson through intermediate holding companies. Mr. Thomson owns, directly or indirectly, the majority of the outstanding voting securities of each such intermediate holding company.

Item 5.        Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The 447,088,102 common shares reported as beneficially owned by Mr. Thomson are beneficially owned by Mr. Thomson through intermediate holding companies. Mr. Thomson owns, directly or indirectly, the majority of the outstanding voting securities of each such intermediate holding company.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

               Not applicable.

Item 8.        Identification and Classification of Members of the Group:

               Not applicable.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

               Not applicable. This statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           March 31, 2003


                                           /s/ Kenneth R. Thomson
                                           ----------------------
                                           Kenneth R. Thomson